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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IFP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 N. Rocky Point Drive

(No. and Street)

Tampa	Florida	33607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Hamm, 813-341-0960

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP

(Name – *if individual, state last, first, middle name*)

200 South 10th Street	Richmond	Virginia	27608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 03 2020

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Hamm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IFP SECURITIES, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

Notary Public State of Florida
Aaron Prida
My Commission GG 928431
Expires 11/05/2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IFP SECURITIES, LLC

Financial Statements and Supplemental Information
Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

IFP SECURITIES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
Year Ended December 31, 2019

Contents

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
IFP Securities, LLC
Tampa, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IFP Securities, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Auditor's Report on Supplemental Information

The supplemental information, Computation of Net Capital and Net Capital Ratio under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Tampa, Florida
March 2, 2020

IFP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS	
Cash	488,447
Receivables	
Clearing agents	250,000
Commissions and distribution fees	288,469
Receivables from related parties	1,134,883
Prepaid expenses and other assets	115,842
Deposits	2,676
Total Assets	**2,280,317**
LIABILITIES AND EQUITY	
Liabilities	
Accounts payable and accrued expenses	435,677
Payables to related parties	96,853
Other liabilities	60,000
Total Liabilities	**592,530**
Members' Equity	
Retained earnings	1,012,787
Paid-In capital	675,000
Total Members' Equity	**1,687,787**
Total Liabilities and Members' Equity	**2,280,317**

See accompanying notes

IFP SECURITIES, LLC
STATEMENT OF OPERATIONS
December 31, 2019

Revenues	
Net commission income	1,156,851
Other income	1,914,881
Total Revenues	**3,071,732**
Expenses	
Transition assistance and clearing charges	678,860
Employee compensation and related benefit expenses	482,673
Other operating expenses	886,512
Total Expenses	**2,048,045**
Net Income	**1,023,687**

See accompanying notes

IFP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
December 31, 2019

Additional Paid-in Capital	
Balance at beginning of year	300,000
Capital Contributions from IFP Group	375,000
Balance at end of year	**675,000**
Retained Earnings	
Balance at beginning of year	(10,900)
Net Income	1,023,687
Balance at end of year	**1,012,787**
Total Members' Equity	**1,687,787**

See accompanying notes

IFP SECURITIES, LLC
STATEMENT OF CASH FLOWS
December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	1,023,687
Adjustments to reconcile net income to net cash and cash Equivalents provided operating activities:	
Changes in:	
Receivables from Clearing Agents	-250,000
Commissions and Distribution Fees Receivables	-263,469
Receivables from Related Parties	-1,159,883
Prepaid Expenses and Other Assets	-115,842
Deposits	22,424
Other Liabilities	60,000
Accounts Payable and Accrued Expenses	435,677
Payables to Related Parties	60,853
Cash from operating activities	**-186,553**

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions from IFP Group, LLC	375,000
Cash from financing activities	**375,000**
Net increase in cash	188,447
Cash, beginning of year	300,000
Cash, end of year	**488,447**

See accompanying notes

IFP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

IFP Securities, LLC (the "Company") is 100% owned by IFP Group, LLC and subsidiaries ("IFP Group"). The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers a wide variety of investment products including mutual funds, limited partnerships, variable insurance products, unit investment trusts, and general securities through its registered representatives to investors throughout the United States.

2. Basis of Accounting

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash

Cash includes cash on hand and on deposit. The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Accounts Receivable

The Company uses Pershing Advisor Solutions, LLC, a BNY Mellon company as their clearing organization. The Company maintains accounts for the following activities: collection of commissions, transaction fees, customer trade allocation, and trade errors. All customer funds are segregated and protected from potential creditors of the Company.

Clearing organizations

The Company has an agreement with other securities brokers and dealers to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

The Company is required to maintain certain deposit levels with one of the clearing organizations as defined in the agreement with the clearing organization. As of December 31, 2019, the Company had deposit levels with the clearing organization exceeding the requirement, included as receivables from the clearing agents on the accompanying statement of financial position.

Revenue Recognition and Related Expense

Commissions revenue is earned from contracts with customers. Revenue from contracts with customers is measured based upon the consideration specified in the contract and is reported net of any sales

incentives, commissions paid to registered representatives and amounts collected on behalf of third parties.

The Company recognizes revenue from customers when it satisfies the performance obligation of transferring control over a service to a customer. The performance obligation for commissions revenue is satisfied at a point in time as that is the manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised services (i.e., the "transaction price"). The Company satisfies the obligation on the trade date as that is when the underlying investment or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership has been transferred to/from the customer.

For customer securities held in brokerage accounts, the Company uses Pershing, LLC ("Pershing") as clearing agent and custodian to process customer trades and hold customer funds.

There are several practical expedients and exemptions allowed under the revenue recognition standard that impact timing of revenue recognition and disclosures. The Company applied one such exemption to elect to treat similar contracts as part of a portfolio of contracts. The contracts have the same provision terms and management has the expectation that the result will not be materially different from the consideration of each individual contract.

Other Income

Other income consists of sponsorship income and income from a clearing organization. Sponsorship income relates to amounts related to various events and conferences hosted by the Company and totaled approximately $510,000 during the year ended December 31, 2019. In addition to sponsorship income the Company has an agreement with a clearing organization that the Company receives an incentive fee for attracting the Company's new customers to utilize the clearing organization. The income earned for the year ended December 31, 2019 totaled approximately $1,405,000.

Fair value of Financial Instruments

The reported carrying value of financial instruments, including cash, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income taxes

The Company is a limited liability corporation and is not taxed at the entity level. Instead its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities. As such, no income taxes are recorded in the financial statements.

3. **Related Party Transactions**

The Company is a member of IFP Group, which is engaged in the sale of life insurance, annuities, and other investment-related activities. The Company is party to an administrative services agreement between IFP Group, providing general administrative services (including occupancy space) as needed. A portion of the Company's operating expenses is paid to IFP Group and represents both items specifically identifiable as attributable to the Company and an allocation of shared resources among several affiliates. The Company's portion of these shared resources was approximately $599,000, for the year

ended December 31, 2019, included in employee compensation and related benefit expenses and other operating expenses on the accompanying Statement of Operations.

The balance of Due From Related Parties was approximately $1,135,000 and balance of Due To Related Parties was approximately $97,000 – and both of these balances are transactions with IFP Group and can found on the accompanying Statement of Financial Condition. These balances were derived through cash advances between entities.

4. **Net Capital Requirement**
The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 8 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2019, the Company had net capital of approximately $525,000, which was approximately $451,000 in excess of its required net capital of approximately $74,000. The Company's ratio of aggregate indebtedness to net capital was 113.26 to 1 in 2019.

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company claims the 15c3-3(k)(2)(i) exemption which states, "The provision of this rule shall not be applicable to a broker or dealer: who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers". The Special Account for the Exclusive Benefit of had a balance of $0 at December 31, 2019. In addition, for securities held in brokerage accounts, the Company uses Pershing LLC on a fully disclosed basis as clearing agent to process customer trades and therefore claims exemption from the reserve requirements under the provisions of Rule 15c3-3(k)(2)(ii) as well.

5. **Guarantees**
In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only takes trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications as of December 31, 2019. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

6. **Subsequent Events**
Management has evaluated subsequent events between the balance sheet date and the date when the financial statements are issued. No subsequent events have been identified.

Supplemental Information

IFP SECURITIES, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

Computation of net capital	
Total Members' Equity	1,687,787
Nonallowable assets and deductions:	
Receivables From Related Parties	(1,134,883)
Other Assets	(27,676)
Total nonallowable assets and deductions	(1,162,559)
Net Capital	525,228
Computation of alternative net capital requirement	
Aggregate indebtedness	593,640
Minimum net capital requirement (greater of $25,000 or 12.5% of aggregate indebtedness)	74,205
Excess net capital	449,913
Ratio of aggregate indebtedness to net capital	113%

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

IFP SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k) (2) (ii) of SEC Rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k) (2) (ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2019.

Exemption Report Under Rule 17a-5 of the Securities and Exchange Commission

IFP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemptions from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2) (ii).

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provisions of paragraph (k)(2)(ii). The Company's transactions as broker (agent) are limited to: (a) the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; (b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and (c) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies

IFP Securities, LLC

I, William Hamm, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Executive Officer

March 2, 2020

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
IFP Securities, LLC
Tampa, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) IFP Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Tampa, Florida
March 2, 2020

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures Required by SEC Rule 17a-5(e)(4)

To the Board of Directors
IFP Securities, LLC
Tampa, Florida

We have performed the procedures included in SEC Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by IFP Securities, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments, if any, in Form SIPC-7 with respective cash disbursement records entries by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences; the Company informed us that no payments were made for the year ended December 31, 2019;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, reconciling adjusted amounts to the Company's trial balance, if applicable, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Tampa, Florida
March 2, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

IFP Securities, LLC
3030 North Rocky Point Drive West, Suite 700
Tampa, FL 33607

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $2,608.10

B. Less payment made with SIPC-6 filed (exclude interest) (1,565.48)
7-30-2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,042.62

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1,042.62

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

IFP Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO / FINOP
(Title)

Dated the 18th day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/01/19 and ending 12/31/19

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,571,934
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,323,204
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Event sponsorship fees from sponsors of confer. (See att.) (Deductions in excess of $100,000 require documentation)	510,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,833,204
2d. SIPC Net Operating Revenues	$1,738,730
2e. General Assessment @ .0015	$2,608.10 (to page 1, line 2.A.)